COOPER TIRE & RUBBER COMPANY

701 Lima Avenue • Findlay, OH 45840

419.424.4320

    BRADLEY E. HUGHES

Vice President, Chief Financial

        Officer and Treasurer

April 30, 2014

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	John Cash, Accounting Branch Chief
Dale Welcome
Kevin Stertzel

Re:	Cooper Tire & Rubber Company

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 14, 2014

File No. 1-4329

Gentlemen:

Reference is made to the letter, dated April 9, 2014, setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above referenced report filed by Cooper Tire & Rubber Company (the “Company”). The Company’s response is set forth below. For the convenience of the Staff, the Company has repeated the Staff’s comments before the corresponding response.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Data, page 31

Note 20 — Contingent Liabilities, page 62

Certain Litigation Related to the Apollo Merger, page 62

Comment 1:	With respect to the lawsuits related to the Apollo Merger, please tell us and revise future filings to address the range of possible outcomes for such matters. Please refer to ASC 450-20-25-1 and 25-2 and ASC 450-20-50.

Response:	We have reviewed ASC 450-20-25-1 and 25-2 and ASC 450-20-50. In response to your comment, we will add the following disclosures to “Certain Litigation Related to the Apollo Merger” in Footnote 13. “Contingent Liabilities” of the Quarterly Report on Form 10-Q for the three months ended March 31, 2014 (“Form 10-Q”), which we expect to file on Friday, May 2, 2014. Because two lawsuits previously described in “Certain Litigation Related to the Apollo Merger” were dismissed, the disclosure below in the Form 10-Q relates to the Cooper Tire & Rubber Co. v. Apollo (Mauritius) Holdings Pvt. Ltd. Et al. matter. Similar disclosure also will be included in the “Federal Securities Litigation” and “Shareholder Derivative Litigation” sections of Footnote 13.

The Company regularly reviews the probable outcome of such legal proceedings, the expenses expected to be incurred, the availability and limits of the insurance coverage, and accrues for such legal proceedings at the time a loss is probable and the amount of the loss can be estimated.

An estimate of any such loss cannot be made at this time, as no claims for damages against the Company have been asserted and the outcome of these pending proceedings cannot be predicted with certainty. The Company believes that based upon information currently available, any liabilities that may result from these proceedings are not reasonably likely to have a material adverse effect on the Company’s liquidity, financial condition or results of operations.

Note 22 - Subsequent Events, page 66

Comment2:	We refer to the agreement you entered into during January 2014 with Chengshan Group Company Ltd. and The Union of Cooper Chengshan (Shandong) Tire Company Co., Ltd. The duration of the purchase options and other key terms for each party is unclear based on your existing disclosure. Please revise future filings to disclose the significant provisions and terms of the purchase options for all parties to the agreement. As part of your response, please provide us with your proposed disclosure revisions.

Response:	In response to your comment, we will include the following disclosure as part of Footnote 2. “CCT Agreement” of the Form 10-Q. In addition, a copy of the CCT Agreement will be filed as an exhibit to the Form 10-Q.

On January 29, 2014, the Company entered into an agreement (the “CCT Agreement”) with Chengshan Group Company Ltd. (“Chengshan”) and The Union of Cooper Chengshan (Shandong) Tire Company Co., Ltd. (the “Union”) regarding Cooper Chengshan (Shandong) Tire Company Ltd. (“CCT”) that, among other matters, provides Chengshan, with certain conditions and exceptions, a limited contractual right to either (i) purchase the Company’s 65 percent equity interest in CCT for 65 percent of the

Option Price (as defined below) or (ii) sell its 35 percent equity interest in CCT to the Company for 35 percent of the Option Price. In the event Chengshan elects not to exercise its right to purchase the Company’s equity interest or sell its interest in CCT to the Company, the Company has the right to purchase Chengshan’s 35 percent equity interest in CCT for 35 percent of the Option Price subject to certain conditions. In the event neither Chengshan nor the Company exercises their respective options prior to their expiration, the agreement allows for continuation of the joint venture as currently structured.

The “Option Price” under the CCT Agreement is defined as the greater of (i) the fair market value of CCT on a stand-alone basis, which value will not take into consideration the value of the trademarks and technologies licensed by the Company to CCT, as determined by an internationally recognized valuation firm (the “CCT valuation”) and (ii) $435,000.

Under the terms of the CCT Agreement, upon receipt of the CCT valuation, the noncontrolling shareholder has 45 days to either purchase the Company’s 65 percent ownership interest in CCT for 65 percent of the Option Price or sell to the Company its 35 percent ownership interest in CCT at 35 percent of the Option Price or do neither. If the noncontrolling shareholder does not exercise these options, the options shall expire and the Company shall have the right to purchase the noncontrolling shareholder’s 35 percent ownership interest in CCT at 35 percent of the Option Price. If the Company does not exercise this option within 90 days of the receipt of the CCT valuation, the option shall lapse. If the CCT valuation is not provided on or before August 11, 2014, the above options of both parties will terminate and be of no effect unless the Company, at its sole discretion, elects to extend this deadline for the CCT valuation.

*    *    *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions regarding the Company’s responses to the Commission’s comments, please contact me or Stephen Zamansky at (419) 420-6059 at your convenience.

Very truly yours,

/s/ Bradley E. Hughes
Bradley E. Hughes